UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On September 21, 2025, Oriental Rise Holdings Limited (the “Company”) held an Extraordinary General Meeting of shareholders (the “Meeting”). At the Meeting, a majority of the shareholders of the Company approved the following resolutions:

1.	The Company’s total authorized share capital was increased from US$100,000 divided into 125,000,000 ordinary shares, par value of US$0.0008, to US$2,000,000 divided into 2,500,000,000 ordinary shares, par value US$0.0008 each (the “Share Capital Increase”).

2.	Immediately following the effectiveness of the Share Capital Increase, the Company’s share capital was amended to redesignate and reclassify 500,000,000 of its authorized ordinary shares as Founder Preferred Shares, par value US$0.0008 (the “Founder Preferred Shares”). Founder Preferred Shares have the right to cast twenty (20) votes per share, are non-convertible, non-redeemable, and non-transferable, and carry no other rights, preferences, or privileges.

3.	Following the designation of the new class of Founder Preferred Shares, 500,000,000 Founder Preferred Shares were issued to Plentiful Thriving (BVI) Limited, a company 100% owned by the Company’s founder and largest shareholder, Chun Sun Wong, for cash at the par value of $0.0008 per share.

4.	The Company’s Amended and Restated Memorandum and Articles of Association, reflecting the Share Capital Increase and the designation of Founder Preferred Shares, was approved.

5.	The terms of the resolution approving the Company’s proposed share consolidation, previously approved by a majority of the shareholders at the extraordinary general meeting held on July 29, 2025, which vested the Board of Directors with the authority to consolidate the Company’s issued and unissued ordinary shares at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-one hundred and fifty, was confirmed as continuing in full force and effect. In addition, a majority of the shareholders approved an amendment to the authority of the Board Directors, granting the Board of Directors the authority to consolidate the Company’s issued and unissued ordinary shares at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for four thousand (4,000), with the exact ratio to be determined by the Board in its sole discretion and implemented no later than January 25, 2026.

The Company’s Amended and Restated Memorandum and Articles of Association, as filed September 23, 2025, are furnished herewith as Exhibit 3.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
3.1	Amended and Restated Memorandum and Articles of Association, as filed September 23, 2025

3